UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                          ISOLYSER COMPANY, INC.
                             (Name of Issuer)

                       COMMON STOCK, $.001 PAR VALUE

                      (Title of Class of Securities)

                                464888-10-6
                              (CUSIP Number)

          Stephen D. Fox, 1201 West Peachtree Street, Suite 2800,
                Atlanta, Georgia 30309-3450 (404) 873-8528

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              AUGUST 30, 1996

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and  is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  / /

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               SCHEDULE 13D


- -------------------------------------------------------------------
1   Name of Reporting Person SS. or I.R.S. Identification No. of
    Above Person

                       Microtek Medical, Inc.
- ------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
     (a) / /

     (b) / /
- -------------------------------------------------------------------
3   SEC Use Only
- ------------------------------------------------------------------
4   Source of Funds
                             00
- ------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(E)
             / /
- -------------------------------------------------------------------
6   Citizenship or Place of Organization
                               Delaware
- ------------------------------------------------------------------
Number of                7   Sole Voting Power         0
shares beneficially
owned by each            8   Shared Voting Power       0
reporting person
with                     9   Sole Dispositive Power    0

                        10   Shared Dispositive Power  0

11  Aggregate Amount Beneficially Owned by Each Reporting Person
- -------------------------------------------------------------------
                                                       0
- ------------------------------------------------------------------

12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares / /

- -------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                       0%
- -------------------------------------------------------------------
14  Type of Reporting Person
                                         CO
- ------------------------------------------------------------------

                  SEE INSTRUCTIONS BEFORE FILLING OUT!

Items 4 and 5(e) are amended as set forth below. All other items remain unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

     On August 30, 1996, Isolyser Company, Inc. (the "Company") acquired all of the outstanding securities of Microtek Medical, Inc. ("Microtek") pursuant to a merger (the "Merger"), and Microtek became a wholly-owned subsidiary of the Company. The proxies (the "Proxies") previously granted to Microtek by Messrs. Robert L. Taylor and Travis W. Honeycutt to vote an aggregate of 6,028,872 shares of Company Common Stock pertained only to the Company's shareholder meeting held with respect to the Merger. Since this meeting was held on August 30, 1996, the Proxies have no further effect or validity, and Microtek hereby files this Amendment No. 1 to Schedule 13D to reflect the fact that it no longer beneficially owns any of the Company's securities.

ITEM 5(e).  August 30, 1996.

Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


MICROTEK MEDICAL, INC.


By:  Kimber L. Vought
     __________________________
     Kimber L. Vought
     President and Chief Executive Officer       Date: August 30, 1996